Exhibit 99.1

Millennium Group International Holdings Expands Global Footprint with

Official Launch of Vietnam Manufacturing Facility

New Facility Increases Production Capacity and Strengthens Global Supply Chain

HONG KONG, July 28, 2025 – Millennium Group International Holdings Limited (Nasdaq: MGIH) (the “Company” or “Millennium”), a well-established supplier of paper-based packaging solutions, announced the official commencement of operations at its new state-of-the-art manufacturing facility in Vietnam. Following a successful trial run in January 2025, this milestone reinforces Millennium’s commitment to global expansion and aligns with its strategic roadmap outlined in the Company’s initial public offering in April 2023.

Strategically located in Hung Yen Province, Vietnam, the new facility is equipped with cutting-edge machinery to manufacture high-quality color boxes and packaging for sports products, electronics, toys and fast-moving consumer goods. This new factory enhances Millennium’s ability to meet global demand while maintaining its high-yield offset printing standards and improving production efficiency.

The Vietnam facility also integrates an intelligent water and power monitoring system to track resource usage in real time, underscoring Millennium’s strong commitment to sustainability and environmental responsibility.

“With years of experience providing supply chain solutions in Vietnam, establishing a production facility locally allows us to better serve domestic and international customers,” said Matthew Lai, Chairman of Millennium. “With the growing demand for high-quality, sustainable packaging solutions, we will continue to accelerate our global expansion and deepen our commitment to environmental and social responsibility while generating improved shareholder value.”

“We are thrilled to officially launch our Vietnam facility, marking another important milestone in achieving our long-term strategic vision,” said Ray Lai, Chief Executive Officer of Millennium. “This investment strengthens our production capacity, fosters new collaborations, and provides greater flexibility and efficiency to support our growth and better serve our customers worldwide.”

The investment in the Vietnam facility marks a pivotal step in optimizing Millennium’s global supply chain. By strategically diversifying its production capabilities, the Company enhances product accessibility for customers worldwide, further solidifying its position as a trusted global partner in the packaging industry.

About Millennium Group International Holdings Limited

Founded in 1978, Millennium Group is a long-established paper-based packaging solutions supplier committed to providing creative and sustainable packaging solutions to worldwide brands. The Company manufactures packaging products and corrugated products, and provides packaging products supply chain management solutions for a wide range of industries. Headquartered in Hong Kong with operations in the PRC and Vietnam, the company adopts a one-stop integrated service approach, aiming to cover customers’ entire value chain. Its products are sold across the PRC, Hong Kong, Vietnam, Southeast Asian countries, Australia, the United States, and key European markets. For more information, please visit the Company’s website: https://www.millennium-gp.com/

Media Contact

Millennium Group

Email: ir@millennium-gp.com

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Jackson Lin

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Email: jian.lin@llyc.global